UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ PASADENA SECURITIES, INC.

OFFICIAL USE ONLY
25324
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 S. FAIR OAKS AVE. STE. 125
(No. and Street)

SOUTH PASADENA	CA	91030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NUSHEEN JAVADIZADEH 626-792-1244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

535 FIFTH AVE 30TH FL	NEW YORK CITY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NUSHEEN JAVADIZADEH _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ PASADENA SECURITIES, INC. _____ , as of JUNE 30 _____ , 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

PRINCIPAL

Title

(See attached notary) @

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 16th day of August , 20 18 , by
Nusheen Rena Javadizadeh
,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


ARIANA NICOLE FIGUERAS
COMM. # 2246669
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES JUNE 18, 2022

(Seal)   Signature _Ariana Figueras_

RJJ PASADENA SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2018

TABLE OF CONTENTS



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

535 Fifth Avenue, 30th Floor
New York, NY 10017
Telephone: 212.785.9700
www.kbl.com

Report of Independent Registered Public Accounting Firm

Board of Directors of RJJ Pasadena Securities, Inc.
South Pasadena, California

Opinion on the Financial Statements

We have audited the accompanying financial condition of RJJ Pasadena Securities, Inc. as of June 30, 2018, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RJJ Pasadena Securities, Inc. as of June 30, 2018, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RJJ Pasadena Securities, Inc.'s management. Our responsibility is to express an opinion on RJJ Pasadena Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RJJ Pasadena Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of RJJ Pasadena Securities, Inc.'s financial statements. The supplemental information is the responsibility of RJJ Pasadena Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as RJJ Pasadena Securities, Inc.'s auditor since 2010.

KBL, LLP

New York, New York

August 1, 2018

RJJ PASADENA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash	$	264,781
Restricted cash		50,000
Commissions receivable		17,924
Deposits		3,948
Total assets	$	336,653

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,000
Accrued officer salaries		221,277
Total liabilities		224,277
Stockholders' equity		
Common stock; no par value; 10,000 shares issued and outstanding		100,000
Retained earnings		12,376
Total stockholders' equity		112,376
Total liabilities and stockholders' equity	$	336,653

The accompanying notes are an integral part of the financial statements.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2018

Revenues:		
Commission income	$	1,070,426
Expenses:		
Salaries		822,428
Payroll taxes		58,533
Insurance		10,522
Office expenses		40,051
Rent		55,840
Auto expenses		12,961
Advertising and promotion		21,767
Taxes, licenses and regulatory fees		12,098
Travel and entertainment		7,698
Telephone		7,315
Other expenses		19,053
Total operating expenses		1,068,266
Income from operations before provision for income taxes		2,160
Provision for income taxes		978
Net income	$	1,182

The accompanying notes are an integral part of the financial statements.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2018

	Common Stock		Retained Earnings		Total Stockholders' Equity	
Balances, June 30, 2017	$	100,000	$	11,194	$	111,194
Net income for the year ended June 30, 2018				1,182		1,182
Balances, June 30, 2018	$	100,000	$	12,376	$	112,376

The accompanying notes are an integral part of the financial statements.

4

RJJ PASADENA SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2018

Cash flows from operating activities:				
Net income			$	1,182
Adjustments to reconcile net income to net cash used in operating activities:				
Increase in assets:				
Commissions receivable	$	5,511		
(Decrease) in liabilities:				
Accounts payable and accrued expenses		(15,739)		
Accrued officer salaries		(50,020)		
Net cash used in operating activities				(60,248)
Decrease in cash				(59,066)
Cash-beginning of year				323,847
Cash-end of year			$	264,781

Supplemental Disclsoure of Cash Flow Infomration

Cash paid for:

Interest	$	-
Income Taxes	$	800

The accompanying notes are an integral part of the financial statements.

5

1. ORGANIZATION AND BUSINESS ACTIVITY

RJJ Pasadena Securities, Inc. (the Company) is a registered broker-dealer as a member of the Financial Industry Regulatory Authority ("FINRA") as well as the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides investment advisory services for its clients. All client investments are held by a custodial brokerage house and the Company does not maintain any type of ownership of the funds it invests in on behalf of clients. The Company receives revenues in the form of commissions from the brokerage houses that maintain client investments. Most of the Company's clients are located in Southern California.

The Company operates in one segment in accordance with accounting guidance Financial Accounting Standards Board ("FASB") ASC Topic 280, Segment Reporting. The Chief Executive Officer has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The Company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

It is management's opinion that all material adjustments have been made which are necessary for fair financial statement presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash

Restricted cash is maintained by its brokerage house as a compensating balance (securitization) on all commissions paid.

Income Taxes

The Company is subject to income taxes in the United States of America. Significant judgment is required in evaluating our uncertain tax positions and determining the provision for income taxes. In accordance with FASB ASC Topic 740, "Income Taxes," the Company provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company accounts for income tax under the provisions of FASB ASC Topic 740, "Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes are recognized for all significant temporary differences between tax and financial statements bases of assets and liabilities. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. There are no uncertain income tax positions that management has identified. Tax years remaining open for examination include June 30, 2018, 2017, 2016 and 2015.

Fair Value of Financial Instruments

The Company applies the provisions of accounting guidance, FASB Topic ASC 825 that requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of June 30, 2018 the fair value of cash and accounts payable, approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Recent Accounting Pronouncements

The Company has evaluated new accounting pronouncements that have been issued and are not yet effective for the Company and determined that there are no such pronouncements expected to have an impact on the Company's future financial statements.

3. NET CAPTIAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15:1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10:1. At June 30, 2018 the Company had net capital of $107,087, as defined, which was $57,087 in excess of the FINRA minimum net capital requirement of $50,000.

4. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees ages 21 or older. Each year, the Company may elect to make a discretionary match of 25% of each employee's compensation, subject to legal limits. The Company's contributions are vested immediately. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

There were no contributions made by the Company for the year ended June 30, 2018.

5. LEASE COMMITMENT

The Company leases its headquarters for $4,800 per month, subject to annual increases.

Minimum lease payments under the lease is as follows:

Year ending June 30,

2019	$	59,696
2020		61,482
2021		63,328
2022		54,090
	$	238,596

Total rent expense for the year ended June 30, 2018 amounted to $55,840.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring between the end of its fiscal year, June 30, 2017 and August 1, 2018, the date the financial statements were available to be issued.

RJJ PASADENA SECURITIES, INC.

SUPPLEMENTARY INFORMATION

JUNE 30, 2018

RJJ PASADENA SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED JUNE 30, 2018

CREDITS
Shareholders' equity | | 112,376

DEBITS
Non allowable assets
Haircuts on securities	1,341	
Deposits	3,948	

TOTAL DEBITS		5,289
NET CAPITAL, as defined	$	107,087

6-2/3% of aggregate indebtedness in the
amount of $14,952 or $50,000, whichever | $ | 50,000
is greater

EXCESS NET CAPITAL	$	57,087

AGGREGATE INDEBTEDNESS
Accounts payable and accrued expenses	3,000
Accrued officer salaries	221,277

TOTAL AGGREGATE INDEBTEDNESS	$	224,277
Ratio of Aggregate Indebtedness to Net Capital		2.10:1.0

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA Focus Report	$	107,087
Net audit adjustments		-
Increase in non-allowable and haircuts		-
Net Capital per above	$	107,087

There are no material differences between the computation of the net capital presented
above and the computation of net capital in the Company's unaudited Form X-17A-5
Part IIA filing as of June 30, 2018.

RJJ PASADENA SECURITIES, INC.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2018

RJJ Pasadena Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of the SEC Rule 15c3-3 under which the Company claims an exemption from the SEC Rule 15c3-3. The Company is exempt for the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended June 30, 2018 without exception.



Nusheen Javadizadeh

Principal



535 Fifth Avenue, 30th Floor
New York, NY 10017
Telephone: 212.785.9700
www.kbl.com

Report of Independent Registered Public Accounting Firm

Board of Directors of RJJ Pasadena Securities, Inc.
South Pasadena, California

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 15c3-3, in which (1) RJJ Pasadena Securities, Inc. identified the following provisions of 17 C F R ss 240.15c3.3: (2)(ii) (the "exemption provision") under which RJJ Pasadena Securities, Inc. claimed an exemption from 17 C F R ss 240.15c3-3(k) and (2) RJJ Pasadena Securities, Inc. stated that RJJ Pasadena Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. RJJ Pasadena Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about RJJ Pasadena Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that and examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

New York, New York

August 1, 2018



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

535 Fifth Avenue, 30th Floor
New York, NY 10017
Telephone: 212.785.9700
www.kbl.com

Board of Directors of RJJ Pasadena Securities, Inc.
South Pasadena, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission act of 1934 and with the SIPC Series 600 Rules, we have performed the following procedures enumerated below, which were agreed to by RJJ Pasadena Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying schedule of Assessments and Payments (Form SIPC-7) of RJJ Pasadena Securities, Inc. for the year ended June 30, 2018, solely to assist you and SIPC in evaluating RJJ Pasadena Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RJJ Pasadena Securities, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Oversight Board (United States). The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in form SIPC-7 with respective cash disbursement records entries, citing no differences.
2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year from July 1, 2017 to June 30, 2018, with the amounts reported in the general assessment reconciliation (Form SIPC-7B) for the year ending June 30, 2018, citing no differences
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, citing no differences.
4. Recalculated the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, citing no differences.
5. Compared the amount of any overpayment applied to the current assessment with the From SIPC-7 on which it was originally computed, citing no differences, citing no differences.

We were not engaged to and did not conduct an audit, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

New York, New York
August 1, 2018

RJJ PASADENA SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED JUNE 30, 2018
SCHEDULE OF ASSESSED PAYMENTS

General assessment	$	1,606
Less payments made:		(838)
Net assessed balance	$	768
Payment made with form SIPC-7B	$	768

See report of Independent Registered Public Accounting Firm.

RJJ PASADENA SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED JUNE 30, 2018

Total revenue		$ 1,070,417
Additions:		-
Deductions - other		-
SIPC net operating revenue	$	1,070,417
Total assessed balance @ .0015	$	1,606